UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Fresh Del Monte Produce Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G36738105

(CUSIP Number)

Bruce A. Jordan

Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, FL 33134

(305) 520-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IAT Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 0 (See Item 5)
10 SHARED DISPOSITIVE POWER 4,250,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumaya Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 3,771,666 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mohammad Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 5,568,055 (See Item 5)
10 SHARED DISPOSITIVE POWER 4,250,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oussama Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 3,933,789 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maher Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 1,418,100 (See Item 5)
10 SHARED DISPOSITIVE POWER 4,250,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amir Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 1,842,396 (See Item 5)
10 SHARED DISPOSITIVE POWER 4,250,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fatima Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 217,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nariman Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 218,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maha Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 187,134 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wafa Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 221,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hanan Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 21,883,964 (See Item 5)
9 SOLE DISPOSITIVE POWER 253,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,883,964 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 17, 1998, as amended by Amendment No. 1 filed on January 28, 1999, Amendment No. 2 filed on July 30, 2003 and Amendment No. 3 filed on November 13, 2007 (the “Schedule 13D” and, as amended by this Amendment No. 4, the “Statement”) with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), of Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment is hereby filed by the Reporting Persons.

(a)	Name of the Reporting Persons.

(1)	IAT Group Inc.

(2)	Sumaya Abu-Ghazaleh

(3)	Mohammad Abu-Ghazaleh

(4)	Oussama Abu-Ghazaleh

(5)	Maher Abu-Ghazaleh

(6)	Amir Abu-Ghazaleh

(7)	Fatima Abu-Ghazaleh

(8)	Nariman Abu-Ghazaleh

(9)	Maha Abu-Ghazaleh

(10)	Wafa Abu-Ghazaleh

(11)	Hanan Abu-Ghazaleh

(b)	Residence or business address of the Reporting Persons.

(1)	The principal business address of IAT is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

(2)	The business address of each of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(4)	The business address of each of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

(c)	Present principal occupation or employment.

(1)	IAT is a holding company for certain companies owned or controlled by the Abu-Ghazaleh family. Until consummation of the IAT Acquisition, IAT engaged primarily in the production, packaging, transportation, distribution and marketing of table grapes, apples, stonefruit, citrus and other fresh produce on a worldwide basis. IAT also engaged in maritime transportation of fresh fruit and other products for itself and third parties in its owned, leased and chartered refrigerated vessels. In addition, IAT manufactured plastic harvesting boxes and bins, fruit trays and other plastic products. As a result of the consummation of the IAT Acquisition, these activities formerly conducted by IAT and its subsidiaries are conducted by the Company and its subsidiaries.

(2)	Sumaya Abu-Ghazaleh’s present principal occupation is retiree.

(3)	Mohammad Abu-Ghazaleh’s present principal occupation is Chairman of the Board, Director and Chief Executive Officer of the Company. The Company’s global business is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. The Company’s principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands and its U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida, 33134. Mohammad Abu-Ghazaleh is also the Chief Executive Officer of IAT.

(4)	Oussama Abu-Ghazaleh’s present principal occupation is as a Director of IAT.

(5)	Maher Abu-Ghazaleh’s present principal occupation is Managing Director of Suma International General Trading and Contracting Company, whose principal business is cold storage and whose address is P.O. Box 215 Safat, 13003 Kuwait. Maher Abu-Ghazaleh is also a Director of the Company and a Director of IAT.

(6)	Amir Abu-Ghazaleh’s present principal occupation is General Manager of Abu-Ghazaleh International Company, whose principal business is the distribution and marketing of fresh produce and whose address is P.O. Box 1767, Dubai, United Arab Emirates. Amir Abu-Ghazaleh is also a Director of the Company and a Director of IAT.

(7)	The present principal occupation of each of Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is homemaker.

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

(1)	IAT is a company incorporated under the laws of the Cayman Islands.

(2)	Each of Sumaya Abu-Ghazaleh and Maher Abu-Ghazaleh is a citizen of Lebanon.

(3)	Oussama Abu-Ghazaleh is a citizen of Chile.

(4)	Each of Mohammad Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is a citizen of Jordan.

Item 3.	Source and Amounts of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On February 20, 2009, each of Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Amir Abu-Ghazaleh, Maher Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh (each, an “Abu-Ghazaleh Investor” and together, the “Abu-Ghazaleh Investors”) entered into a Repurchase Agreement with IAT (each, an “IAT Repurchase Agreement”). Pursuant to the IAT Repurchase Agreements, IAT repurchased 715.837 shares of the 1,000 issued and outstanding ordinary shares of IAT in exchange for payment of 12,748,924 Ordinary Shares owned by it to the Abu-Ghazaleh Investors (the “IAT Repurchase Transaction”). No cash funds were paid for the IAT Repurchase Transaction.

The following chart indicates the amount of IAT’s ordinary shares repurchased from and the amount of Ordinary Shares distributed to each of the Abu-Ghazaleh Investors in connection with the IAT Repurchase Transaction:

Abu-Ghazaleh Investor	IAT Shares Repurchased	Ordinary Shares Distributed
Sumaya Abu-Ghazaleh	125.002	3,771,666
Mohammad Abu-Ghazaleh	200.922	2,915,550
Oussama Abu-Ghazaleh	201.922	3,150,550
Amir Abu-Ghazaleh	60.738	905,600
Maher Abu-Ghazaleh	59.943	905,600
Hanan Abu-Ghazaleh	13.462	253,956
Fatima Abu-Ghazaleh	13.462	217,956
Nariman Abu-Ghazaleh	13.462	218,956
Wafa Abu-Ghazaleh	13.462	221,956
Maha Abu-Ghazaleh	13.462	187,134

The description of the IAT Repurchase Agreements in this Item 3 is qualified in its entirety by reference to the full text of the form of the IAT Repurchase Agreement, a copy of which is attached as Exhibit 9 hereto and incorporated herein by reference.

This Amendment No. 4 is filed as a result of the consummation of the IAT Repurchase Transaction and a Voting Agreement (the “Voting Agreement”), dated as of February 20, 2009, by and among each of the Abu-Ghazaleh Investors in their capacity as shareholders of the Company and Mohammad Abu-Ghazaleh, pursuant to which the Abu-Ghazaleh Investors agreed to grant Mohammad Abu-Ghazaleh the power to vote or consent (or cause to be voted or consented through proxy or otherwise) all of the Ordinary Shares owned beneficially or of record by the Abu-Ghazaleh Investors. No payments are required to be made by any of the parties in connection with the Voting Agreement.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The purpose of the IAT Repurchase Transaction was to allow the shareholders of IAT to hold their interest in the Company directly, rather than indirectly. In the first quarter of 2009, IAT plans to repurchase its remaining outstanding ordinary shares held by the Abu-Ghazaleh family in exchange for the remaining Ordinary Shares held by IAT (other than one such IAT ordinary share to be held by Mohammad Abu-Ghazaleh pending the liquidation of IAT). These repurchases will be made pursuant to agreements that will be substantially identical to the IAT Repurchase Agreements. Following these planned repurchases, IAT will no longer own any Ordinary Shares.

The purpose of the Voting Agreement was to provide material inducement for Mohammad Abu-Ghazaleh to approve the IAT Repurchase Transaction.

Pursuant to the Voting Agreement, each of the Abu-Ghazaleh Investors has agreed to (i) execute and deliver Mohammad Abu-Ghazaleh an irrevocable proxy to cover the total number of Ordinary Shares for which such Abu-Ghazaleh Investor is entitled to vote or consent (or cause to be voted or consented through proxy or otherwise) to the fullest extent permitted by law and (ii) continue to execute and deliver such proxy on an annual basis to the extent required by applicable law until the termination of the Voting Agreement.

The Voting Agreement terminates upon the earlier to occur of (i) the demise or legal incompetence of Mohammad Abu-Ghazaleh or (ii) the election by Mohammad Abu-Ghazaleh to terminate the Voting Agreement by written notice.

Under the terms of the Voting Agreement, if an Abu-Ghazaleh Investor acquires the right to vote any additional shares of Ordinary Shares, the Voting Agreement shall be applicable to such additional shares. The Voting Agreement also prohibits each Abu-Ghazaleh Investor from (i) making any transfer of the Ordinary Shares directly beneficially owned by such party unless the transferee agrees to be bound by the terms of the Voting Agreement; (ii) granting any other proxy or power or attorney with respect to the Ordinary Shares directly beneficially owned by such party, depositing any of the Ordinary Shares directly beneficially owned by such party into a voting trust or entering into any other voting agreement or arrangement with respect to the Ordinary Shares directly beneficially owned by such party; or (iii) taking any other action that would make any representation or warranty of such party contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling Mohammad Abu-Ghazaleh from performing his right to vote the Ordinary Shares directly beneficially owned by such party.

The description of the Voting Agreement in Item 3 above, which is incorporated by reference herein, and the description of the Voting Agreement in this Item 4 are qualified in their entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 10 hereto and incorporated herein by reference.

From time to time, each of the Abu-Ghazaleh Investors may enter into a liquidity program intended to satisfy the affirmative defense conditions of Rule 10b5-1 promulgated under the Act. The purpose of such liquidity program is for the diversification of the assets of such Abu-Ghazaleh Investor. As of the date hereof, each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh (together, the “Participating Persons”) has entered into such liquidity program (each, a “10b5-1 Plan”) with Morgan Stanley & Co. Incorporated (“Morgan Stanley”).

Mohammad Abu-Ghazaleh’s 10b5-1 Plan, dated November 17, 2008, provides for a maximum of 200,000 Ordinary Shares to be sold by November 30, 2009. Maher Abu-Ghazaleh’s 10b5-1 Plan, as amended as of November 10, 2008, provides for a maximum of 173,239 Ordinary Shares to be sold by August 14, 2009. Amir Abu-Ghazaleh has entered into two separate 10b5-1 Plans: (i) a 10b5-1 Plan, dated November 20, 2008, providing for the sale of a maximum of 200,000 Ordinary Shares by December 3, 2009; and (ii) a 10b5-1 Plan, dated November 26, 2008 providing for the sale of a maximum of 50,000 Ordinary shares by November 25, 2009. Pursuant to his 10b5-1 Plans, Amir Abu-Ghazaleh sold 135,085 Ordinary Shares between December 18, 2008 and February 6, 2009. Pursuant to his 10b5-1 Plan, Maher Abu-Ghazaleh sold all 173,239 Ordinary Shares allowed to be sold thereunder between January 16, 2009 and January 28, 2009. As of the date hereof, no sale of Ordinary Shares has been made pursuant to Mohammad Abu-Ghazaleh’s 10b5-1 Plan. Schedule V hereto set forth the date, price and number of shares with respect to each sale of Ordinary Shares effected by Amir Abu-Ghazaleh and Maher Abu-Ghazaleh.

All sales pursuant to each of the 10b5-1 Plans will be made based on the trading price of the Ordinary Shares at the time of such sale. No sales will be made under the 10b5-1 Plans unless the trading price of the Ordinary Shares exceeds each Participating Person’s threshold amount, and the number of Ordinary Shares sold pursuant to each Participating Person’s 10b5-1 Plan on any given day may not constitute over 25% of the total trading volume on any such day, as reasonably estimated by Morgan Stanley at such time. The 10b5-1 Plans do not affect the rights of each Participating Person to vote the applicable Ordinary Shares. The 10b5-1 Plans are for a period of one year, subject to early termination in certain events, and may be amended only in accordance with the terms thereof and applicable law.

The description of the 10b5-1 Plans in this Item 4 is qualified in its entirety by reference to the full text of the form of the 10b5-1 Plan, a copy of which is attached as Exhibit 11 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	As of the date hereof: (i) IAT beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (ii) Sumaya Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (iii) Mohammad Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (iv) Oussama Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (v) Maher Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (viii) Nariman Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (ix) Maha Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; (x) Wafa Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding; and (xi) Hanan Abu-Ghazaleh beneficially owns 21,883,964 Ordinary Shares, which constitutes approximately 34.29% of the Ordinary Shares outstanding.

To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons or beneficially owns any additional Shares.

(b)	As of the date hereof: (i) IAT directly beneficially owns 4,250,000 Ordinary Shares, which constitutes approximately 6.66% of the Ordinary Shares; (ii) Sumaya Abu-Ghazaleh directly beneficially owns 3,771,666 Ordinary Shares, which constitutes approximately 5.91% of the Ordinary Shares; (iii) Mohammad Abu-Ghazaleh directly beneficially owns 5,568,055 Ordinary Shares consisting of 5,310,455 Ordinary Shares and 257,600 currently exercisable call options, which constitutes approximately 8.73% of the Ordinary Shares outstanding; (iv) Oussama Abu-Ghazaleh directly beneficially owns 3,933,789 Ordinary Shares, which constitutes approximately 6.16% of the Ordinary Shares outstanding ; (v) Maher Abu-Ghazaleh directly beneficially owns 1,418,100 Ordinary Shares consisting of 1,405,600 Ordinary Shares and 12,500 currently exercisable call options, which constitutes approximately 2.22% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh directly beneficially owns 1,842,396 Ordinary Shares consisting of 1,829,896 Ordinary Shares and 12,500 currently exercisable call options, which constitutes approximately 2.89% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh directly beneficially owns 217,956 Ordinary Shares, which constitutes approximately 0.34% of the Ordinary Shares outstanding; (viii) Nariman Abu-Ghazaleh directly beneficially owns 218,956 Ordinary Shares, which constitutes approximately 0.34% of the Ordinary Shares outstanding; (ix) Maha Abu-Ghazaleh directly beneficially owns 187,134 Ordinary Shares, which constitutes approximately 0.29% of the Ordinary Shares outstanding; (x) Wafa Abu-Ghazaleh directly beneficially owns 221,956 Ordinary Shares, which constitutes approximately 0.35% of the Ordinary Shares outstanding; and (xi) Hanan Abu-Ghazaleh directly beneficially owns 253,956 Ordinary Shares, which constitutes approximately 0.40% of the Ordinary Shares outstanding.

Following the IAT Repurchase Transaction, the only shareholders of IAT are Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh (each, an “IAT Holder”) and collectively, the “IAT Holders”). Because each IAT Holder votes with the other IAT Holders, they jointly control IAT. As a result, each of IAT Holders may be deemed to beneficially own the 4,250,000 Ordinary Shares, representing approximately 6.66% of the outstanding Ordinary Shares, directly owned by IAT. Consequentially, these Ordinary Shares are subject to the terms of the Voting Agreement.

As a result of the Abu-Ghazaleh Investors’ shared voting power with respect to the Ordinary Shares pursuant to the Voting Agreement, each Reporting Person may be deemed to beneficially own the 21,883,964 Ordinary Shares, representing approximately 34.29% of the outstanding Ordinary Shares. However, Such Reporting Persons do not share dispositive power with respect to the Ordinary Shares directly held by other Reporting Persons. Additionally, the dispositive power with respect to 4,250,000 Ordinary Shares directly owned by IAT may be deemed to be shared by Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh.

(c)	Other than as set forth in Item 3 and item 4 above and Schedule V attached hereto, to the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the Ordinary Shares during the 60-day period prior to the date hereof.

(d)	No other person is known by any of the Reporting Persons to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

The description of the IAT Repurchase Agreements in Item 3 above is incorporated by reference herein.

The description of the Voting Agreement in Items 3 and 4 above are incorporated by reference herein.

The description of the 10b5-1 Plans in Item 4 above is incorporated by reference herein.

Certain Abu-Ghazaleh Investors who are executive officers and/or directors of the Company have options to acquire Ordinary Shares as follows:

Grantee	Date Granted	Number of Ordinary Shares	Exercise Price	Date Exercisable	Expiration Date
Mohammad Abu-Ghazaleh	4/28/2004	32,000	23.815	Currently exercisable	4/28/2014
	4/27/2005	161,000	29.84	Currently exercisable with respect to 128,800 shares; on 4/27/2009 with respect to 32,200 shares	4/27/2015
	05/03/2006	96,600	18.31	Currently exercisable with respect to 32,200 shares; on 05/03/2009 and 05/03/2010, each with respect to 32,200 shares	05/03/2016
	05/02/2007	128,800	23.965	Currently exercisable with respect to 32,200 shares; on 05/02/2009, 05/02/2010 and 05/02/2011, each with respect to 32,200 shares	05/02/2017
	02/27/2008	161,000	33.97	Currently exercisable with respect to 32,200 shares; on 02/27/2009, 03/27/2010, 02/27/2011 and 02/27/2012, each with respect to 32,200 shares	02/27/2018
Maher Abu-Ghazaleh	02/16/2005	6,250	32.275	Currently exercisable	02/16/2015
	02/27/2008	6,250	33.97	Currently exercisable	02/27/2018
Amir Abu-Ghazaleh	02/16/2005	6,250	32.275	Currently exercisable	02/16/2015
	02/27/2008	6,250	33.97	Currently exercisable	02/27/2018

Each of the options described above were respectively granted pursuant to a notice of grant of stock options and option agreement (each, an “Option Agreement”) between each grantee and the Company on the dates set forth above (each, a “Grant Date”). Each Option Agreement was executed in accordance with and pursuant to the Company’s 1999 Share Incentive Plan, as Amended (the “Share Incentive Plan”). The Company’s Board of Directors administers the Share Incentive Plan and the Board or the Compensation Committee of the Board designates the employees and the non-employee directors of the Company who shall be granted stock options, the number of shares subject to each option and the terms and conditions on which each option shall be granted. Each option is exercisable at the fair market value of the Company’s ordinary share as of the applicable Grant Date in a five-year linear vesting period starting from and including the Grant Date, unless adjusted in the Board’s discretion.

The description of the Option Agreements in this Item 6 is qualified in its entirety by reference to the full text of the form of the Option Agreement, a copy of which is attached as Exhibit 12 hereto and incorporated herein by reference. The description of the Share Incentive Plan in this Item 6 is qualified in its entirety by reference to the full text of the Share Incentive Plan, a copy of which is attached as Exhibit 13 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following in appropriate numerical order at the end of Item 7:

9.	Form of IAT Repurchase Agreement, attached hereto as Exhibit 9.

10.	Voting Agreement, attached hereto as Exhibit 10.

11.	Form of 10b5-1 Plan, attached hereto as Exhibit 11.

12.	Form of Option Agreement, attached hereto as Exhibit 12.

13.	The Share Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on July 30, 2008 (File No. 333-07708)).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2009

IAT Group Inc.

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Chairman and Chief Executive Officer

SUMAYA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MOHAMMAD ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:

AMIR ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MAHER ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

OUSSAMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

FATIMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

NARIMAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MAHA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

WAFA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

HANAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

SCHEDULE V

The following table lists all sale transactions effected by Amir Abu-Ghazaleh and Maher Abu-Ghazaleh in the Ordinary Shares during the 60-day period prior to February 20, 2007. All of the transactions below were effected on the New York Stock Exchange pursuant to their respective 10b5-1 Plans and the prices indicated are in U.S. dollars.

Selling Reporting Person	Date	Amount of Ordinary Shares	Price
Amir Abu-Ghazaleh	12/18/2008	200	$24.85
Amir Abu-Ghazaleh	12/19/2008	18,100	$24.85
Amir Abu-Ghazaleh	1/16/2009	31,700	$24.85
Maher Abu-Ghazaleh	1/16/2009	18,600	$25.00
Maher Abu-Ghazaleh	1/26/2009	1,400	$25.00
Maher Abu-Ghazaleh	1/27/2009	21,043	$25.00
Maher Abu-Ghazaleh	1/27/2009	2,800	$25.01
Maher Abu-Ghazaleh	1/27/2009	2,000	$25.02
Maher Abu-Ghazaleh	1/27/2009	2,100	$25.03
Maher Abu-Ghazaleh	1/27/2009	1,300	$25.04
Maher Abu-Ghazaleh	1/27/2009	900	$25.05
Maher Abu-Ghazaleh	1/27/2009	900	$25.06
Maher Abu-Ghazaleh	1/27/2009	800	$25.07
Maher Abu-Ghazaleh	1/27/2009	1,100	$25.08
Maher Abu-Ghazaleh	1/27/2009	900	$25.09
Maher Abu-Ghazaleh	1/27/2009	2,600	$25.10
Maher Abu-Ghazaleh	1/27/2009	1,000	$25.11
Maher Abu-Ghazaleh	1/27/2009	1,400	$25.12
Maher Abu-Ghazaleh	1/27/2009	500	$25.13
Maher Abu-Ghazaleh	1/27/2009	300	$25.14
Maher Abu-Ghazaleh	1/27/2009	500	$25.15
Maher Abu-Ghazaleh	1/27/2009	300	$25.16
Maher Abu-Ghazaleh	1/27/2009	500	$25.17
Maher Abu-Ghazaleh	1/27/2009	500	$25.18
Maher Abu-Ghazaleh	1/27/2009	700	$25.19
Maher Abu-Ghazaleh	1/27/2009	2,400	$25.20
Maher Abu-Ghazaleh	1/27/2009	700	$25.21
Maher Abu-Ghazaleh	1/27/2009	200	$25.22
Maher Abu-Ghazaleh	1/27/2009	800	$25.23
Maher Abu-Ghazaleh	1/27/2009	1,000	$25.24
Maher Abu-Ghazaleh	1/27/2009	2,300	$25.25

Maher Abu-Ghazaleh	1/27/2009	1,100	$25.26
Maher Abu-Ghazaleh	1/27/2009	700	$25.27
Maher Abu-Ghazaleh	1/27/2009	200	$25.29
Maher Abu-Ghazaleh	1/27/2009	96	$25.30
Maher Abu-Ghazaleh	1/27/2009	200	$25.31
Maher Abu-Ghazaleh	1/27/2009	200	$25.32
Amir Abu-Ghazaleh	1/28/2009	1,200	$26.15
Amir Abu-Ghazaleh	1/28/2009	1,750	$26.16
Amir Abu-Ghazaleh	1/28/2009	300	$26.17
Amir Abu-Ghazaleh	1/28/2009	8,250	$26.18
Amir Abu-Ghazaleh	1/28/2009	7,000	$26.19
Amir Abu-Ghazaleh	1/28/2009	700	$26.20
Amir Abu-Ghazaleh	1/28/2009	2,100	$26.21
Amir Abu-Ghazaleh	1/28/2009	285	$26.22
Maher Abu-Ghazaleh	1/28/2009	300	$25.09
Maher Abu-Ghazaleh	1/28/2009	100	$25.10
Maher Abu-Ghazaleh	1/28/2009	300	$25.11
Maher Abu-Ghazaleh	1/28/2009	100	$25.13
Maher Abu-Ghazaleh	1/28/2009	100	$25.14
Maher Abu-Ghazaleh	1/28/2009	400	$25.15
Maher Abu-Ghazaleh	1/28/2009	300	$25.16
Maher Abu-Ghazaleh	1/28/2009	100	$25.17
Maher Abu-Ghazaleh	1/28/2009	200	$25.20
Maher Abu-Ghazaleh	1/28/2009	300	$25.22
Maher Abu-Ghazaleh	1/28/2009	100	$25.23
Maher Abu-Ghazaleh	1/28/2009	3,100	$25.24
Maher Abu-Ghazaleh	1/28/2009	100	$25.25
Maher Abu-Ghazaleh	1/28/2009	700	$25.26
Maher Abu-Ghazaleh	1/28/2009	200	$25.27
Maher Abu-Ghazaleh	1/28/2009	300	$25.28
Maher Abu-Ghazaleh	1/28/2009	200	$25.29
Maher Abu-Ghazaleh	1/28/2009	150	$25.30
Maher Abu-Ghazaleh	1/28/2009	50	$25.31
Maher Abu-Ghazaleh	1/28/2009	300	$25.32
Maher Abu-Ghazaleh	1/28/2009	300	$25.33
Maher Abu-Ghazaleh	1/28/2009	300	$25.34
Maher Abu-Ghazaleh	1/28/2009	500	$25.35
Maher Abu-Ghazaleh	1/28/2009	100	$25.36
Maher Abu-Ghazaleh	1/28/2009	300	$25.37

Maher Abu-Ghazaleh	1/28/2009	100	$25.38
Maher Abu-Ghazaleh	1/28/2009	750	$25.39
Maher Abu-Ghazaleh	1/28/2009	150	$25.41
Maher Abu-Ghazaleh	1/28/2009	100	$25.42
Maher Abu-Ghazaleh	1/28/2009	400	$25.43
Maher Abu-Ghazaleh	1/28/2009	100	$25.45
Maher Abu-Ghazaleh	1/28/2009	100	$25.46
Maher Abu-Ghazaleh	1/28/2009	100	$25.47
Maher Abu-Ghazaleh	1/28/2009	100	$25.48
Maher Abu-Ghazaleh	1/28/2009	400	$25.49
Maher Abu-Ghazaleh	1/28/2009	100	$25.50
Maher Abu-Ghazaleh	1/28/2009	200	$25.52
Maher Abu-Ghazaleh	1/28/2009	100	$25.53
Maher Abu-Ghazaleh	1/28/2009	100	$25.56
Maher Abu-Ghazaleh	1/28/2009	400	$25.57
Maher Abu-Ghazaleh	1/28/2009	300	$25.64
Maher Abu-Ghazaleh	1/28/2009	500	$25.66
Maher Abu-Ghazaleh	1/28/2009	700	$25.67
Maher Abu-Ghazaleh	1/28/2009	500	$25.68
Maher Abu-Ghazaleh	1/28/2009	800	$25.69
Maher Abu-Ghazaleh	1/28/2009	3,400	$25.70
Maher Abu-Ghazaleh	1/28/2009	200	$25.71
Maher Abu-Ghazaleh	1/28/2009	600	$25.72
Maher Abu-Ghazaleh	1/28/2009	300	$25.73
Maher Abu-Ghazaleh	1/28/2009	250	$25.74
Maher Abu-Ghazaleh	1/28/2009	250	$25.75
Maher Abu-Ghazaleh	1/28/2009	100	$25.81
Maher Abu-Ghazaleh	1/28/2009	600	$25.82
Maher Abu-Ghazaleh	1/28/2009	500	$25.83
Maher Abu-Ghazaleh	1/28/2009	600	$25.84
Maher Abu-Ghazaleh	1/28/2009	850	$25.85
Maher Abu-Ghazaleh	1/28/2009	1,750	$25.86
Maher Abu-Ghazaleh	1/28/2009	1,300	$25.87
Maher Abu-Ghazaleh	1/28/2009	1,900	$25.88
Maher Abu-Ghazaleh	1/28/2009	1,830	$25.89
Maher Abu-Ghazaleh	1/28/2009	3,400	$25.90
Maher Abu-Ghazaleh	1/28/2009	2,670	$25.91
Maher Abu-Ghazaleh	1/28/2009	1,550	$25.92
Maher Abu-Ghazaleh	1/28/2009	1,600	$25.93

Maher Abu-Ghazaleh	1/28/2009	1,650	$25.94
Maher Abu-Ghazaleh	1/28/2009	4,206	$25.95
Maher Abu-Ghazaleh	1/28/2009	4,194	$25.96
Maher Abu-Ghazaleh	1/28/2009	7,850	$25.97
Maher Abu-Ghazaleh	1/28/2009	5,412	$25.98
Maher Abu-Ghazaleh	1/28/2009	5,900	$25.99
Maher Abu-Ghazaleh	1/28/2009	9,200	$26.00
Maher Abu-Ghazaleh	1/28/2009	4,000	$26.01
Maher Abu-Ghazaleh	1/28/2009	5,238	$26.02
Maher Abu-Ghazaleh	1/28/2009	2,700	$26.03
Maher Abu-Ghazaleh	1/28/2009	1,900	$26.04
Maher Abu-Ghazaleh	1/28/2009	1,400	$26.05
Maher Abu-Ghazaleh	1/28/2009	800	$26.06
Maher Abu-Ghazaleh	1/28/2009	400	$26.07
Maher Abu-Ghazaleh	1/28/2009	300	$26.08
Maher Abu-Ghazaleh	1/28/2009	200	$26.09
Maher Abu-Ghazaleh	1/28/2009	800	$26.10
Maher Abu-Ghazaleh	1/28/2009	1,000	$26.11
Maher Abu-Ghazaleh	1/28/2009	1,200	$26.12
Maher Abu-Ghazaleh	1/28/2009	400	$26.13
Maher Abu-Ghazaleh	1/28/2009	400	$26.14
Maher Abu-Ghazaleh	1/28/2009	700	$26.15
Maher Abu-Ghazaleh	1/28/2009	200	$26.18
Maher Abu-Ghazaleh	1/28/2009	300	$26.19
Maher Abu-Ghazaleh	1/28/2009	200	$26.20
Maher Abu-Ghazaleh	1/28/2009	800	$26.21
Maher Abu-Ghazaleh	1/28/2009	1,300	$26.25
Amir Abu-Ghazaleh	1/29/2009	3,225	$26.15
Amir Abu-Ghazaleh	1/29/2009	4,775	$26.16
Amir Abu-Ghazaleh	1/29/2009	1,600	$26.17
Amir Abu-Ghazaleh	1/29/2009	929	$26.18
Amir Abu-Ghazaleh	1/29/2009	971	$26.19
Amir Abu-Ghazaleh	1/29/2009	1,300	$26.20
Amir Abu-Ghazaleh	1/29/2009	2,100	$26.21
Amir Abu-Ghazaleh	1/29/2009	900	$26.22
Amir Abu-Ghazaleh	1/29/2009	2,100	$26.23
Amir Abu-Ghazaleh	1/29/2009	1,700	$26.24
Amir Abu-Ghazaleh	1/29/2009	800	$26.25
Amir Abu-Ghazaleh	1/29/2009	200	$26.26
Amir Abu-Ghazaleh	1/29/2009	442	$26.27
Amir Abu-Ghazaleh	1/29/2009	500	$26.28
Amir Abu-Ghazaleh	1/29/2009	258	$26.29
Amir Abu-Ghazaleh	1/29/2009	2,900	$26.30
Amir Abu-Ghazaleh	1/29/2009	900	$26.31

Amir Abu-Ghazaleh	1/29/2009	300	$26.32
Amir Abu-Ghazaleh	1/29/2009	400	$26.33
Amir Abu-Ghazaleh	1/29/2009	900	$26.34
Amir Abu-Ghazaleh	1/29/2009	500	$26.35
Amir Abu-Ghazaleh	1/29/2009	500	$26.36
Amir Abu-Ghazaleh	1/29/2009	800	$26.37
Amir Abu-Ghazaleh	1/29/2009	850	$26.38
Amir Abu-Ghazaleh	1/29/2009	4,365	$26.39
Amir Abu-Ghazaleh	1/29/2009	1,285	$26.40
Amir Abu-Ghazaleh	1/29/2009	1,500	$26.41
Amir Abu-Ghazaleh	1/29/2009	1,900	$26.42
Amir Abu-Ghazaleh	1/29/2009	900	$26.43
Amir Abu-Ghazaleh	1/29/2009	1,400	$26.44
Amir Abu-Ghazaleh	1/29/2009	4,100	$26.45
Amir Abu-Ghazaleh	1/29/2009	800	$26.46
Amir Abu-Ghazaleh	1/29/2009	2,100	$26.47
Amir Abu-Ghazaleh	1/29/2009	1,600	$26.48
Amir Abu-Ghazaleh	1/29/2009	3,100	$26.49
Amir Abu-Ghazaleh	1/29/2009	2,200	$26.50
Amir Abu-Ghazaleh	1/29/2009	3,000	$26.51
Amir Abu-Ghazaleh	1/29/2009	400	$26.52
Amir Abu-Ghazaleh	1/29/2009	1,100	$26.53
Amir Abu-Ghazaleh	1/29/2009	500	$26.54
Amir Abu-Ghazaleh	1/29/2009	100	$26.55
Amir Abu-Ghazaleh	1/29/2009	400	$26.57
Amir Abu-Ghazaleh	1/29/2009	300	$26.58
Amir Abu-Ghazaleh	1/29/2009	100	$26.59
Amir Abu-Ghazaleh	1/29/2009	200	$26.60
Amir Abu-Ghazaleh	2/6/2009	2,300	$26.15

Exhibit 9

IAT GROUP INC.

c/o Walkers SPV Limited

Walkers House

87 Mary Street, George Town

Grand Cayman, KY1-9001

Cayman Islands

To:	[Counterparty Name]

[Counterparty Address]

Date: February 20, 2009

Dear Sir,

IAT Group Inc. (the “Company”)

We write to advise you that the Board of Directors of the Company are proposing to purchase [    ] Ordinary Shares held by you in the Company (the “Repurchase”) for the purchase price of [    ] unencumbered shares in Fresh Del Monte Produce Inc. (the “Purchase Price”).

The Repurchase will only be completed at the option of the Company in accordance with the terms of the Memorandum and Articles of Association of the Company.

This letter shall be governed and construed in accordance with the laws of the Cayman Islands.

Please confirm you acceptance to the terms of this letter by signing and returning the enclosed copy.

Yours sincerely

For and on behalf of

IAT Group Inc.

I, [Counterparty Name] of [Counterparty Address], being a shareholder of the Company hereby consent to the repurchase of the shares detailed in this repurchase letter at the purchase price of [    ] unencumbered shares in Fresh Del Monte Produce Inc.

Signed this      day of                      2009

By:

Exhibit 10

VOTING AGREEMENT

This VOTING AGREEMENT (the “Agreement”) is made and entered into as of February 20, 2009, by and among Mohammad Abu-Ghazaleh (“MAG”), and the undersigned stockholders (collectively, the “Stockholders”) of Fresh Del Monte Produce, Inc., a Cayman Islands corporation (“Del Monte”).

RECITALS

A. IAT Group, Inc., a Cayman Island company (“IAT”) currently owns 16,998,924 shares of Del Monte shares of which 4,250,000 shares are pledged to Bank Med and 12,748,924 shares are unencumbered.

B. IAT intends to distribute all of its Del Monte shares to the Stockholders in a series of transactions in accordance with Exhibit “A”.

C. Each Stockholder subsequent to the distribution of the Del Monte shares will be the record holder or beneficial owner of, or exercise voting power over, such number of outstanding shares of Del Monte Stock as is indicated on Exhibit “A” to this Agreement.

D. As a material inducement for MAG to approve the distribution of the Del Monte shares, each Stockholder agrees to provide MAG the ability to vote the Shares (as defined below), and such other shares of capital stock of Del Monte over which the Stockholders have voting power.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. AGREEMENT TO VOTE SHARES

1.1 Definitions. For purposes of this Agreement:

(a) Shares. The term “Shares” shall mean all issued and outstanding shares of Del Monte ordinary shares and Del Monte preferred shares owned of record or beneficially by the Stockholders or over which the Stockholders exercise voting power, in each case, as of the record date for persons entitled (i) to receive notice of, and to vote at a meeting of the stockholders of Del Monte, or (ii) to take action by written consent of the stockholders of Del Monte. The Stockholders each further agree that any shares of capital stock of Del Monte that a Stockholder purchases or with respect to which a Stockholder otherwise acquires beneficial ownership or over which a Stockholder exercises voting power after the execution of this Agreement and prior to the date of termination of this Agreement pursuant to Section 3 below shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares on the date hereof.

(b) Transfer. A Stockholder shall be deemed to have effected a “Transfer” of a security if such Stockholder directly or indirectly: (i) sells, pledges, hypothecates, encumbers, transfers or disposes of, or grants an option with respect to, such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale, pledge, hypothecation, encumbrance, transfer or disposition of, or grant of an option with respect to, such security or any interest therein.

1.2 Agreement to Vote Shares. Each Stockholder hereby covenants and agrees that, during the period commencing on the date hereof and ending on termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of Del Monte, however called, or in connection with any written consent of the stockholders of Del Monte, MAG will appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented through proxy or otherwise) the Shares as he shall determine in his sole and absolute discretion. The power granted hereby is irrevocable. MAG shall have the full power and authority and is hereby fully and exclusively empowered and authorized to act as set forth above in respect of any and all matters on which the Shares are entitled to vote under the certificate of incorporation of Del Monte, applicable law or otherwise. Notwithstanding the foregoing, MAG shall not vote the Shares, absent specific written direction from the applicable Stockholder, with respect to the sale of such Shares.

1.3 Irrevocable Proxy. Contemporaneously with the execution of this Agreement, each Stockholder will execute and deliver to MAG a duly executed proxy in the form attached hereto as Exhibit “C” (the “Proxy”) with respect to each meeting of stockholders of Del Monte, such Proxy to cover the total number of Shares for which each Stockholder is entitled to vote at any such meeting and such Proxy shall be coupled with an interest an irrevocable to the fullest extent permissible by law. To the extent required by applicable law, each Stockholder agrees that he shall execute and deliver to MAG a Proxy on an annual basis prior to the annual meeting of Del Monte. Upon the execution of this Agreement by each Stockholder, each Stockholder hereby revokes any and all prior proxies given by such Stockholder with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares (except as required by applicable law and only to MAG) until the termination of this Agreement.

1.4 Transfer and Other Restrictions.

(a) Prior to the termination of this Agreement, each Stockholder agrees not to, directly or indirectly:

(i) except pursuant to the terms of the liquidation and dissolution of IAT offer for Transfer or enter into any contract, option or other arrangement or understanding with respect to or consent to the Transfer of any or all of the Shares or any interest therein if the Transferee does not expressly agree to be bound by the terms hereof;

(ii) grant any proxy or power of attorney with respect to the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares except as provided in this Agreement; or

(iii) take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling MAG from performing his right to vote the Shares as specified under this Agreement.

(b) To the extent a Stockholder is, as of the date hereof, a party to a contract or agreement that requires such Stockholder to Transfer Shares to another person or entity, such Stockholder will not effect any such Transfer unless and until the Transferee agrees to be bound by and executes an agreement in the form of this Agreement with respect to the Shares to be Transferred. Nothing herein shall prohibit Stockholder from exercising (in accordance with the terms of an option or warrant, as applicable) any option or warrant Stockholder may hold with respect to Del Monte capital stock; provided that the securities acquired upon such exercise shall be deemed Shares.

1.5 Covenant Not to Sue. Each Stockholder agrees that he or she will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or seeks damages or other relief against MAG for the exercise of his powers hereunder. MAG shall not be liable by reason of any matter arising out of or in relation to this Agreement except for such loss or damage arising out of MAG’s gross negligence or willful misconduct.

1.6 No Limitation on Discretion as Director. This Agreement is intended solely to apply to the exercise by a Stockholder of rights attaching to ownership of the Shares, and nothing herein shall be deemed to apply to, or to limit in any manner the discretion of any Stockholder who is a director of Del Monte with respect to, any action that may be taken or omitted by Stockholder acting in Stockholder’s fiduciary capacity as a director of Del Monte.

2. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

2.1 Title to Subject Shares. Each Stockholder is the record and beneficial owner of, or such Stockholder exercises voting power over, the shares of Del Monte Stock indicated on Exhibit “A” of this Agreement, which, on and as of the date hereof, are free and clear of any encumbrances that would adversely affect the ability of Stockholder to carry out the terms of this Agreement except as set forth on Exhibit “B” attached hereto. The number of Shares set forth on Exhibit “A” are the only Shares beneficially owned by each Stockholder and, except as set forth thereon, the Stockholder holds no options to purchase or rights to subscribe for or otherwise acquire any securities of Del Monte and has no other interest in or voting rights with respect to any securities of Del Monte.

2.2 Due Authorization, etc. Each Stockholder has the requisite capacity, right, power and authority to enter into this Agreement and each Proxy (as applicable) and to perform Stockholder’s obligations contemplated by this Agreement. This Agreement and each Proxy (as applicable) has been duly executed and delivered by each Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights and (ii) for the limitations imposed by general principles of equity.

2.3 No Conflicts, Required Filings and Consents. The execution and delivery of this Agreement and the grant of the Proxies do not, and the performance of a each Stockholder’s (as applicable) obligations as contemplated by this Agreement, the grant of the Proxies and compliance with the provisions of this Agreement will not (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation that would result in the creation of any encumbrance upon any of the Shares beneficially owned by such Stockholder under any provision of any agreement, judgment, injunction, order, decree, or other instrument binding on such Stockholder or any Shares beneficially owned by such Stockholder; (ii) conflict with or violate any statute, law, rule, regulation, order, judgment or decree applicable to such Stockholder or by which such Stockholder or any of such Stockholder’s property or assets is bound or affected. No consent, approval, order or authorization of, or registration, declaration or filing with or exemption by any governmental entity or any other is required by or with respect to the Stockholder’s (as applicable) in connection with the execution and delivery of this Agreement or the Proxy by such Stockholder or the performance by such Stockholder of such Stockholder’s obligations contemplated by this Agreement or the Proxy other than those to be taken simultaneous with the execution hereof. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement. If the Stockholder is a natural person and is married, and the Stockholder’s Shares constitute community property or otherwise need spousal or other approval for this Agreement and the Proxy to be legal, valid and binding on the Stockholder, this Agreement and Proxy have been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder’s spouse, enforceable against such spouse in accordance with its terms.

3. TERMINATION

This Agreement shall terminate and shall have no further force or effect as of the demise or legal incompetence of MAG or in the event MAG elects to terminate this Agreement by written notice to the Stockholders for any reason.

4. LEGEND REQUIREMENT. All certificates evidencing the Shares shall, during the term of this Agreement, bear such restrictive legends as MAG deems necessary or advisable under applicable law or pursuant to this Agreement, and the Stockholders agree to so legend such Shares. Such legend may include, without limitation, the following:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN VOTING RESTRICTIONS PURSUANT TO A VOTING AGREEMENT RELATING TO SUCH SECURITIES, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF SUCH AGREEMENT.”

5. MISCELLANEOUS

5.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned without prior written consent of the other parties. Any purported assignment in violation of this Section shall be void.

5.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

5.4 Specific Performance; Injunctive Relief; Attorneys Fees. The parties hereto acknowledge that MAG will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholders set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to MAG upon any such violation, MAG shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to MAG at law or in equity. If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement, the Proxies or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party’s costs and reasonable attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

5.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. Subject to the foregoing, all notices hereunder shall be delivered to the addresses set forth on the signature pages hereto, or pursuant to such other instructions as may be designated in writing by the party to receive such notice. Any party hereto may by notice so given provide and change his/her address for future notices hereunder.

5.6 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of Florida, excluding that body of law relating to conflict of laws.

5.7 Entire Agreement. This Agreement and the Proxies granted hereunder constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

5.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.9 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

5.10 Indemnification. Each Stockholder covenants and agrees to indemnify and hold harmless MAG from and against any and all claims, damages, losses, liabilities, obligations, actions, suits, costs, disbursements and expense (including reasonable fees and expenses of counsel) incurred by MAG arising out of, from, or in conjunction with MAG’s execution of or performance or inaction under this Agreement and/or the Proxies, except to the extent such claim, damage, loss, liability, obligation, action, suit, cost, disbursement or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from MAG’s gross negligence or willful misconduct.

The indemnities set forth in this Section shall be in addition to any other obligations or liabilities of the Stockholders hereunder or at common law or otherwise and shall survive the termination of this Agreement.

5.11 Further Assurances. From time to time and without additional consideration, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as MAG may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

SIGNATURE ON FOLLOWING PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

MOHAMMAD ABU-GHAZALEH

/s/ Mohammad Abu-Ghazaleh, Individually
Mohammad Abu-Ghazaleh, Individually

Address for Notice:

STOCKHOLDERS

/s/ Mohammad Abu-Ghazaleh, Individually
Mohammad Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Amir Abu-Ghazaleh
Amir Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Maher Abu-Ghazaleh
Maher Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Fatima Abu-Ghazaleh
Fatima Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Nariman Abu-Ghazaleh
Nariman Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Sumaya Abu-Ghazaleh
Sumaya Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Hanan Abu-Ghazaleh
Hanan Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Wafa Abu-Ghazaleh
Wafa Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Maha Abu-Ghazaleh
Maha Abu-Ghazaleh

Stockholder’s Address for Notice:

/s/ Oussama Abu-Ghazaleh
Oussama Abu-Ghazaleh

Stockholder’s Address for Notice:

EXHIBIT “A”

IAT DEL MONTE SHARE DISTRIBUTION

Stockholders	Number of Shares of Fresh Del Monte Produce, Inc. to be distributed from IAT	Total Number of Fresh Del Monte Produce, Inc. Shares Owned
Mohammad Abu-Ghazaleh	2,915,550	5,568,055	[1]
Sumaya Abu-Ghazaleh	3,771,666	3,771,666
Hanan Abu-Ghazaleh	253,956	253,956
Fatima Abu-Ghazaleh	217,956	217,956
Nariman Abu-Ghazaleh	218,956	218,956
Wafa Abu-Ghazaleh	221,956	221,956
Maha Abu-Ghazaleh	187,134	187,134
Amir Abu-Ghazaleh	3,050,550	3,987,346	[2]
Oussama Abu-Ghazaleh	3,150,550	3,933,789
Maher Abu-Ghazaleh	3,010,650	3,523,150	[3]

	16,998,924	21,883,964

[1]	5,310,455 Ordinary Shares and 257,600 currently exercisable call options
[2]	924,296 Ordinary Shares and 12,500 currently exercisable call options
[3]	500,000 Ordinary Shares and 12,500 currently exercisable call options

EXHIBIT “B”

LIMITATIONS ON VOTING RIGHTS

EXHIBIT “C”

TO VOTING AGREEMENT

FRESH DEL MONTE PRODUCE INC.

(the “Company”)

I, the undersigned being a shareholder in the above Company HEREBY APPOINT Mohammad Abu-Ghazaleh to be my proxy and on my behalf to attend, vote at and do all acts and things which I could personally have done at all future meeting of member of the said Company and at all continuations and adjournments thereof.

This proxy does not extend to the provision of consent to any meeting of the Company convened by shorter notice or without notice pursuant to Article 37 of the Articles of Association of the Company.

Date:

Exhibit 11

Preset Diversification ProgramSM (PDP)

Sales Plan

Sales Plan dated the date specified in Exhibit A hereto (this “Sales Plan”) between Seller specified in Exhibit A (“Seller”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), acting as agent for Seller. Capitalized terms used but not defined herein shall have the meaning given such terms in Exhibits A and B hereto.

A.	Recitals

1. This Sales Plan is entered into between Seller and Morgan Stanley for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2. Seller is establishing this Sales Plan in order to permit the orderly disposition of a portion of Seller’s holdings of common stock of the Issuer (the “Stock”), including (only if the Sales Plan covers Stock that Seller has the right to acquire under outstanding stock options as specified in Exhibit C hereto) Stock that Seller has the right to acquire under outstanding stock options listed on Exhibit C (the “Options”) issued by the Issuer.

B.	Representations, Warranties and Covenants

1. As of the date hereof, Seller is not aware of any material nonpublic information concerning the Issuer or its securities. Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

2. The securities to be sold under this Sales Plan are owned free and clear by Seller (subject, in the case of shares underlying Options (if Exhibit C is applicable), only to the compliance by Seller with the exercise provisions of such Options) and, as of the Selling Start Date, are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than those which may have been entered into between Seller and Morgan Stanley or imposed by Rules 144 or 145 under the Securities Act of 1933, as amended (the “Securities Act”).

3. While this Sales Plan is in effect, Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Sales Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) and, unless this Sales Plan is modified or terminated in accordance with the terms hereof, agrees not to alter or deviate from the terms of this Sales Plan.

4. Seller agrees that Seller shall not, directly or indirectly, communicate any information relating to the Stock or the Issuer to any employee of Morgan Stanley or its affiliates who is involved, directly or indirectly, in executing this Sales Plan at any time while this Sales Plan is in effect. Morgan Stanley represents that it has in place reasonable policies and procedures to ensure that any representative of Morgan Stanley effecting sales pursuant to this Sales Plan does not sell shares of Stock on the basis of material non-public information. Any notice given to Morgan Stanley pursuant to this Sales Plan shall be given in accordance with paragraph F.5 below.

5. (a) Seller agrees to provide Morgan Stanley with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit D hereto prior to commencement of the Plan Sales Period (as defined below).

(b) Seller agrees to notify Morgan Stanley’s PDP Trading Desk in writing at the address set forth in paragraph F.5 below as soon as practicable if Seller becomes aware of (i) a legal, contractual or regulatory restriction that is applicable to Seller or Seller’s affiliates or a stock offering requiring an affiliate lock-up, which would prohibit any sale pursuant to the Sales Plan (other than any

Preset Diversification Program is a registered service mark of Morgan Stanley & Co. Incorporated, protected in the United States and other countries.

PDP Exhibits Form 1204

such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or its securities), (ii) a change in the Issuer’s insider trading policies, so that the sales to be made by Morgan Stanley for the account of the Seller pursuant to the Sales Plan would violate these policies, or (iii) where the Sales Plan covers Stock that Seller has the right to acquire under outstanding stock options, a change in the Issuer’s policies with regard to the timing or method of exercising such options which could interfere with the manner or timing of the sales to be made pursuant to this Sales Plan. In the case of a notice relating to clause (i) above, such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Seller and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Morgan Stanley.

6. Seller agrees to complete, execute and deliver to Morgan Stanley a seller representation letter dated as of the date hereof substantially in the form of Exhibit E hereto prior to the commencement of the Plan Sales Period.

7. The execution and delivery of this Sales Plan by Seller and the transactions contemplated by this Sales Plan will not contravene any provision of applicable law or any agreement or other instrument binding on Seller or any of Seller’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller or Seller’s affiliates.

8. Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of this Sales Plan. Seller acknowledges that Morgan Stanley is not acting as its fiduciary but is acting in a brokerage capacity in connection with the adoption and implementation of this Sales Plan.

9. Seller agrees that until this Sales Plan has been terminated Seller shall not, without providing prior written notice to Morgan Stanley, (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Stock or (iii) adopt a plan for trading with respect to Stock other than this Sales Plan.

10. (a) Seller agrees to make (or cause to be made) all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.

(b) Seller agrees that Seller shall at all times during the Plan Sales Period (as defined below), in connection with the performance of this Sales Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(c) Seller agrees to complete, execute and deliver to Morgan Stanley a Section 16 Authorization Letter in the form attached hereto as Exhibit F.

11. Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock pursuant to this Sales Plan. Seller and Morgan Stanley acknowledge and agree that Morgan Stanley shall not sell Stock pursuant to this Sales Plan at any time when any person at Morgan Stanley executing such sales is aware of material nonpublic information concerning the Issuer or its securities.

12. (a) Seller represents that Seller is not entering into the Sales Plan on behalf of, or with the assets of, an individual retirement account or individual retirement annuity, or any employee retirement or employee benefit plan (such as, for example, a Keogh or “HR-10” plan). [Explanatory Note: A Sales Plan involving the sale of stock acquired through the exercise of employee stock options would not be “on behalf of, or with the assets of’ any of the types of plans referred to in this sub-paragraph.]

(b) If Seller is not an individual or an operating company, Seller represents that Seller is not an "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or a “plan” as defined under Section 4975(e) of the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets include the assets of any such plan by reason of such a plan's investment in such entity.

13. If the Stock is to be sold pursuant to Rule 144 or 145 of the Securities Act (as indicated by Seller in Exhibit A hereto), Seller makes the following additional representations, warranties and agreements:

(a) Seller represents and warrants that the Stock to be sold pursuant to this Sales Plan is currently eligible for sale under Rule 144 or 145.

(b) Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to Rule 144 not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144.

(c) Seller agrees to complete, execute and deliver to Morgan Stanley Forms 144 for the sales to be effected under this Sales Plan at such times and in such numbers as Morgan Stanley shall request, and Morgan Stanley agrees to file such Forms 144 on behalf of Seller as required by applicable law. Each Form 144 filed shall indicate that the Stock covered by such Form 144 is being sold pursuant to this Sales Plan. If Exhibit A indicates that the Stock is to be sold pursuant to Rule 144 or 145 of the Securities Act, Seller agrees that Morgan Stanley shall continue making Form 144 filings as contemplated by this paragraph B.13(c) in connection with sales under this Sales Plan until Morgan Stanley receives a written notification (which notification shall be acknowledged by the Issuer) stating that Seller is no longer an “affiliate” of the Issuer as that term is defined under Rule 144.

(d) Seller hereby grants Morgan Stanley a power of attorney to complete and/or file on behalf of Seller any required Forms 144. Notwithstanding such power of attorney, Seller acknowledges that Morgan Stanley shall have no obligation to complete or file Forms 144 on behalf of Seller except as set forth in subparagraph (c).

14. Morgan Stanley agrees to conduct all sales pursuant to this Sales Plan in accordance with the manner of sale and current public information requirements of Rule 144 and in no event shall Morgan Stanley effect any sale if such sale would exceed the then-applicable amount limitation under Rule 144, assuming Morgan Stanley’s sales pursuant to this Sales Plan are the only sales subject to that limitation.

15. As of the date hereof, Seller has not received notice of the imposition of, and Seller is not otherwise aware of the actual or approximate beginning or ending dates of, any existing or impending "blackout period" pertaining to the Issuer’s securities in individual account plans maintained by the Issuer, as defined by Rule 100(b) of Regulation Blackout Trading Restriction ("Regulation BTR") issued by the Securities and Exchange Commission (the "SEC"), and any amendments thereto.

16. Seller has read and understands the terms and conditions of either the Client Agreement (which Client Agreement governs the Plan Account), including the terms of Section 8 titled “Failure of Delivery” of the Client Agreement or the Private Wealth Management Account Agreement (which Account Agreement governs the Plan Account) including the terms of Section VII.3 of the Terms and Conditions titled “Settlement and Security Interest in Securities”.

C.	Implementation of the Plan

1. Seller hereby appoints Morgan Stanley to sell shares of Stock pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Morgan Stanley hereby accepts such appointment.

2. Morgan Stanley is authorized to begin selling Stock pursuant to this Sales Plan on the Selling Start Date and shall cease selling Stock on the earliest to occur of (i) the date on which Morgan Stanley is required to suspend or terminate sales under this Sales Plan pursuant to paragraph D.3 below, (ii) if Seller is an individual, the date on which Morgan Stanley receives notice of the death of Seller, (iii) the date on which Morgan Stanley receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency, (iv) the date on which Morgan Stanley receives a valid Customer Securities Account Transfer notice with respect to the account of Seller, and (v) the Selling End Date (the “Plan Sales Period”).

3. (a) Morgan Stanley shall sell the Interim Sale Amount specified in Exhibit B for the account of Seller during each Interim Sales Period specified in Exhibit B at Morgan Stanley’s sole discretion in accordance with ordinary principles of best execution; provided, that Morgan Stanley shall not sell any shares of Stock pursuant to this Sales Plan at a price of less than the Minimum Sale Price specified in Exhibit B; and provided, further, that, except as otherwise provided in Exhibit B hereto, Morgan Stanley shall not sell any shares of Stock pursuant to this Sales Plan to the extent that such sales would, on any given day, constitute over 25% of the total trading volume on any such day, as reasonably estimated by Morgan Stanley at such time.

A “Trading Day” is any day during the Plan Sales Period that the primary market on which the Stock regularly trades is open for business and the Stock trades on such market.

(b) The Interim Sale Amount, the Total Sale Amount and the Minimum Sale Price (to the extent any such terms are applicable) and any other share amounts and per share prices set forth in Exhibit B of this Sales Plan shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Sales Period.

4. Morgan Stanley shall not sell Stock hereunder at any time when:

(i) Morgan Stanley, in its sole discretion, has determined that a market disruption, material disruption in securities settlement, payment or clearance services, banking moratorium, outbreak or escalation of hostilities or other crisis or calamity that could, in Morgan Stanley’s judgment, impact offer, sales or delivery of the Stock has occurred (provided, however, that Morgan Stanley shall resume effecting trades in accordance with this Sales Plan as soon as Morgan Stanley determines that it is reasonably practical to do so); or

(ii) Morgan Stanley, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller’s affiliates (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or the Stock); or

(iii) Morgan Stanley has received notice from the Issuer or Seller of the occurrence of any event contemplated by paragraph B.5(b) above; or

(iv) Morgan Stanley has received notice from Seller to terminate the Sales Plan in accordance with paragraph D.3 below.

5. (a) Seller agrees to deliver the Stock to be sold pursuant to this Sales Plan (with the amount to be estimated by Seller in good faith, if the Interim Sale Amount is designated as an aggregate dollar amount) (the “Plan Shares”), to the extent such Plan Shares are currently owned by Seller, into an account at Morgan Stanley in the name of and for the benefit of Seller (the “Plan Account”) prior to the commencement of sales under this Sales Plan.

Morgan Stanley agrees to notify Seller promptly if at any time during the Plan Sales Period the number of shares of Stock so delivered to the Plan Account is less than the number of Plan Shares remaining to be sold pursuant to this Sales Plan (not including shares of Stock underlying the Options described in subparagraph (b) below). Upon such notification, Seller agrees to deliver promptly to the Plan Account the number of shares of Stock necessary to eliminate this shortfall.

(b) If the Sales Plan covers Options and Exhibit C is applicable, Seller agrees to make appropriate arrangements with the Issuer and its transfer agent and stock plan administrator to permit Morgan Stanley to furnish notice to the Issuer of the exercise of the Options and to have underlying shares delivered to Morgan Stanley as necessary to effect sales under this Sales Plan. Seller hereby authorizes Morgan Stanley to serve as Seller’s agent and attorney-in-fact and, in accordance with the terms of this Sales Plan, to exercise the Options. Seller agrees to complete, execute and deliver to Morgan Stanley Stock Option Cashless Exercise Forms, in the form attached hereto as Exhibit G, for the exercise of Options pursuant to this Sales Plan at such times and in such numbers as Morgan Stanley shall request. Stock received upon exercise of Options shall be delivered to the Plan Account.

(c) Morgan Stanley shall withdraw Stock from the Plan Account in order to effect sales of Stock under this Sales Plan.

If the Sales Plan covers Options and Exhibit C is applicable, and on any day that sales are to be made under this Sales Plan the number of shares of Stock in the Plan Account is less than the number of shares to be sold on such day, Morgan Stanley shall exercise a sufficient number of Options to effect such sales in the manner specified in Exhibit C under “Manner of Exercising Options”. Morgan Stanley shall in no event exercise any Option if at the time of exercise the exercise price of the Option is equal to or higher than the market price of the Stock. Morgan Stanley shall, in connection with the exercise of Options, remit to the Issuer the exercise price thereof along with such amounts as may be necessary to satisfy withholding obligations. These amounts shall be deducted from the proceeds of sale of the Stock, together with interest thereon computed in accordance with Morgan Stanley’s customary practices.

(d) To the extent that any Stock remains in the Plan Account after the end of the Plan Sales Period or upon termination of this Sales Plan, Morgan Stanley agrees to return such Stock promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.

6. Morgan Stanley shall in no event effect any sale under this Sales Plan if the Stock to be sold is not in the Plan Account or underlying an Option that is exercised in accordance with the terms of this Sales Plan on the day of such sale.

7. Morgan Stanley may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. Seller agrees that if Morgan Stanley is a market maker or dealer in the Stock at the time that any sale is to be made under this Sales Plan, Morgan Stanley may, at its sole discretion, purchase the Stock from Seller in its capacity as market maker or dealer.

8. All references in this Sales Plan to per share stock prices shall be before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale.

9. Seller may instruct Morgan Stanley to sell or purchase shares of Stock other than pursuant to this Sales Plan. The parties hereto agree that any such sale or purchase transaction (i) will not be deemed to modify this Sales Plan unless Seller so requests in writing in accordance with paragraph D.1 below and (ii) will be given by Seller to Morgan Stanley only if such transaction does not contravene any of the representations, warranties or covenants set forth in Section B of this Sales Plan.

D.	Amendment; Termination

1. This Sales Plan may be amended by Seller only upon the written consent of Morgan Stanley and receipt by Morgan Stanley of the following documents, each dated as of the date of such amendment:

(i) a representation signed by the Issuer substantially in the form of Exhibit D hereto,

(ii) a certificate signed by Seller certifying that the representations and warranties of Seller contained in this Sales Plan are true at and as of the date of such certificate as if made at and as of such date, and

(iii) a seller representation letter completed and executed by Seller substantially in the form of Exhibit E hereto.

2. In no event may Seller modify or otherwise alter this Sales Plan if Seller has received notice of the imposition of, or Seller is otherwise aware of the actual or approximate beginning or ending dates of, any existing or impending "blackout period" pertaining to the Issuer's securities in individual account plans maintained by the Issuer, as defined by Rule 100(b) of Regulation BTR issued by the SEC, and any amendments thereto.

3. (a) This Sales Plan may be suspended or terminated by Seller at any time upon one day prior written notice sent to Morgan Stanley’s PDP Trading Desk by overnight mail or by facsimile at the address and fax number set forth in paragraph F.5 below. Seller agrees that Morgan Stanley will not be required to suspend or terminate any sales of the Stock unless Morgan Stanley has received such notice from Seller or has received notice from the Issuer in accordance with the provisions contained in paragraph D.3(b). Seller further agrees that Seller shall not suspend or terminate this Sales Plan except upon consultation with Seller’s own legal advisors.

(b) This Sales Plan shall be suspended and, at Morgan Stanley’s option, may be terminated, if Morgan Stanley receives notice from the Issuer, sent in accordance with the notice provisions contained in paragraph D.3(a), of the occurrence of any event contemplated by paragraph B.5(b).

E.	Indemnification; Limitation of Liability

1. (a) Seller agrees to indemnify and hold harmless Morgan Stanley and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) arising out of or attributable to this Sales Plan, including, without limitation, any breach by Seller of this Sales Plan (including Seller’s representations and warranties hereunder) or any violation by Seller of applicable laws or regulations; provided, however, that the indemnification provisions of this paragraph E.1.(a) shall not apply in the case of any claims, losses, damages or liabilities resulting from Morgan Stanley’s gross negligence or willful misconduct. Seller will reimburse Morgan Stanley for any and all advance fees, costs and expenses of any kind incurred by Morgan Stanley as a result of such Losses. This indemnification shall survive termination of this Sales Plan.

(b) Notwithstanding any other provision hereof, neither party shall be liable to the other for:

(i) any special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or

(ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, outbreak or escalation of hostilities or other crisis or calamity, severe weather, market disruptions, material disruptions in securities settlement, payment or clearance services or other causes commonly known as “acts of God”.

F.	General

1. Seller acknowledges that Seller has been advised by Morgan Stanley that third party research regarding the Issuer is available from Morgan Stanley should Seller so desire. Seller may obtain such research either (i) by contacting Seller’s Morgan Stanley Investments Representative or (ii) online at www.morganstanley.com/equityresearch.

2. Proceeds from each sale of Stock effected under the Sales Plan will be delivered to the account of Seller less any commission, commission equivalent, mark-up or differential and other expenses of sale to be paid to Morgan Stanley, provided that any commission hereunder shall be as specified in Exhibit B.

3. Seller and Morgan Stanley acknowledge and agree that this Sales Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

4. This Sales Plan constitutes the entire agreement between the parties with respect to this Sales Plan and supercedes any prior agreements or understandings with regard to the Sales Plan.

5. All notices to Morgan Stanley under this Sales Plan shall be given to Morgan Stanley’s PDP Trading Desk in the manner specified by this Sales Plan by facsimile at 212-507-3942 or by certified mail to the address below:

Morgan Stanley & Co. Incorporated

2000 Westchester Avenue

Purchase, NY 10577

Attn: PDP Trading Desk – Brian Gager

6. Seller’s rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of Morgan Stanley.

7. This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

8. If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Sales Plan will continue and remain in full force and effect.

9. This Sales Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan on the date specified below1 2.

SELLER

By:
Name:
Title[3]:
Date:

MORGAN STANLEY & CO. INCORPORATED

By:
Name:
Title:
Date:

[1]	Seller is advised that Morgan Stanley’s obligations under this Sales Plan will not take effect unless and until this Sales Plan is approved and executed by Morgan Stanley.
[2]	Note: If this Sales Plan involves the sale of stock that is restricted under Rule 144 and/or Section 16, Morgan Stanley may not execute this Sales Plan until the firm’s standard restricted stock due diligence process for such securities has been completed.
[3]	Only needed if Seller is an entity.

Issuer: Fresh Del Monte Produce Inc. Client:                      Account #:

Preset Diversification ProgramSM (PDP) – “Exhibits Packet”

	Document	To Be Signed By
Exhibit A	Account and Stock Information	N/A
Exhibit B	Selling Program Instructions	N/A
Exhibit C*	Stock Options To Be Exercised	N/A
Exhibit D	Issuer Representation Letter	Issuer
Exhibit E	Seller Representation Letter	Seller
Exhibit F*	Section 16 Authorization Letter	N/A
Exhibit G*	Irrevocable Cashless Exercise From	Seller & Issuer

*	May not be applicable for some plans.

EXHIBIT A

Account and Stock Information

1.	Date Sales Plan is executed by Seller:

                    , 2008

2.	Seller:

3.	Issuer: Fresh Del Monte Produce Inc.

Instruction: Please insert the full name of the Issuer.

4.	Stock:

☒	Common Stock (Ticker: FDP)

☐	Other Class of Stock specified below:

(Ticker: )

5.	Rule 144/145 Stock:

☒	Stock is to be sold pursuant to Rule 144 or 145 of the Securities Act

EXHIBIT B

Selling Program Instructions

1.	Stock and Options:

☒	Stock only

☐	Stock and Options (Exhibit C applies)

☐	Options only (Exhibit C applies)

Instruction: Please check the applicable box. If you check the second or the third box, please also complete the attached Exhibit C.

2.	Selling Start Date: The 14th day following the Date Sales Plan is Executed by Seller

Note: The “Selling Start Date” may be no sooner than 14 days after the date that this Sales Plan is executed.

Instruction: Please provide the Selling Start Date, which is the date on which Morgan Stanley is authorized to begin selling Stock pursuant to this Sales Plan (for details, please see Section C.2 of the Sales Plan).

3.	Total Sale Amount: shares

Instruction: Please insert the Total Sale Amount. Total Sales Amount is the maximum number of shares of Stock that could be potentially sold pursuant to this Sales Plan (for details, please see Section C.2 of the Sales Plan).

4.	Selling End Date: Selling End Date shall be the first to occur of (i) the date that the aggregate number of shares of Stock sold pursuant to this Sales Plan reaches the Total Sale Amount and (ii)

Instruction: Please insert a specific date under (ii) above. Selling End Date is the date on which Morgan Stanley is authorized to stop selling Stock (for details, please see Section C.2 of the Sales Plan).

5.	Minimum Sale Price: (if applicable)

$         per share (before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale).

Instruction: Please insert the Minimum Sale Price. Morgan Stanley shall not sell any shares of Stock pursuant to this Sales Plan at a price of less than the Minimum Sale Price.

6.	Interim Sale Amount:

☒	shares of Stock.

☐	the amount of Stock determined in accordance with the following formula:

Instruction: Please check the appropriate box and specify the required information for Interim Sale Amount. Interim Sale Amount is the amount of Stock that Morgan Stanley is to sell over each Interim Sales Period.

PDP Exhibits Form 0604

7.	Interim Sales Period:

☐	each period of week(s) during the Plan Sales Period.

☐	each period of calendar month(s) during the Plan Sales Period.

☐	each period of commencing on

☒	the Plan Sales Period.

Instruction: Please check the box that corresponds to the time period over which Morgan Stanley shall sell the Interim Sale Amount. Please specify the number of Trading Days or weeks if you check the second box or the third box. If you check the third box, please also specify the start of selling periods, e.g., “the 8th day of the 1st month of each calendar quarter during the Plan Sales Period”.

8.	Commission per Share sold: $ 0.08

9.	Additional Instructions:

PDP Exhibits Form 0504

2

EXHIBIT C1 - not applicable

STOCK OPTIONS TO BE EXERCISED

Number of Options	Designation	Strike Price	Vest Date

MANNER OF EXERCISING OPTIONS:

☐	Exercise the Options in the accordance with the instructions in Exhibit B.6

☐	Exercise first those Options with the earliest expiration date (provided that if two Options have same expiration date, exercise first those Options with the lowest exercise price).

☐	Exercise first those Options with the lowest exercise price (provided that if two Options have same exercise price, exercise first those Options with the earlier expiration date)

☐

Instruction: Please check the applicable box. If you check the fourth box, please insert alternative direction for exercising Options.

[1]	Include Exhibit C if this Sales Plan covers options.

PDP Exhibits Form 0504

EXHIBIT D

ISSUER REPRESENTATION LETTER1

1. Reference is made to the Sales Plan dated                     , 2008 (the “Sales Plan”) between                      (“Seller”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”) relating to the sale of common stock (the “Stock”) of Fresh Del Monte Produce Inc. (the “Issuer”).

2. The sales to be made by Morgan Stanley for the account of Seller pursuant to the Sales Plan will not violate the Issuer’s insider trading policies and, to the best of the Issuer’s knowledge, there are no legal, contractual or regulatory restrictions applicable to Seller or Seller’s affiliates as of the date of this representation that would prohibit Seller from entering into the Sales Plan or prohibit any sale pursuant to the Sales Plan.

3. If, at any time during the Plan Sales Period, (i) the Issuer becomes aware of a legal, contractual or regulatory restriction that is applicable to Seller or Seller’s affiliates or a stock offering requiring an affiliate lock-up, which would prohibit any sale pursuant to the Sales Plan (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or its securities), (ii) there is a change in the Issuer’s insider trading policies, so that the sales to be made by Morgan Stanley for the account of the Seller pursuant to the Sales Plan would violate these policies or (iii) where the Sales Plan covers Stock that Seller has the right to acquire under outstanding stock options, there is a change in the Issuer’s policies with regard to the timing or method of exercising such options which could interfere with the manner or timing of the sales to be made pursuant to this Sales Plan, the Issuer agrees to give Morgan Stanley’s PDP Trading Desk notice of such restriction in writing and by telephone as soon as practicable. Such notice shall be made to:

Morgan Stanley & Co. Incorporated

2000 Westchester Avenue

Purchase, NY 10577

Tel: 914-225-6877

Fax: 212-507-3942

Attn: PDP Desk – Brian Gager

and shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Seller or otherwise communicate any material nonpublic information about the Issuer or its securities to Morgan Stanley.

4. If the Sales Plan covers Stock that Seller has the right to acquire under outstanding stock options, the Issuer acknowledges that Seller has authorized Morgan Stanley to serve as Seller’s agent and attorney-in-fact to exercise such stock options to purchase the Stock from time to time pursuant to the Sales Plan. The Issuer agrees to accept, acknowledge and effect the exercise of such options by Morgan Stanley and the delivery of the underlying Stock to Morgan Stanley (free of any legend or statement restricting its transferability to a buyer) upon receipt of a completed Irrevocable Stock Option Cashless Exercise Form in the form attached to the Sales Plan as Exhibit G.

Dated:                     , 2008

ISSUER Fresh Del Monte Produce Inc.

By:
Name:
Title:

[1]	To be signed by an authorized signatory of the company other than Seller.

PDP Exhibits Form 1006

Issuer	Client	Account No.

EXHIBIT E

SELLER REPRESENTATION LETTER

Morgan Stanley & Co. Incorporated

2000 Westchester Avenue

Purchase, NY 10577

Attention: PDP Desk – Brian Gager

Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, FL 33134

Attention: Bruce Jordan

Re:	Sale of shares (the “Shares”) of Fresh Del Monte Produce Inc. (the “Company”) Pursuant to Rule 144

Dear Sirs:

The undersigned,                     , proposes to sell the above-referenced Shares of the Company through Morgan Stanley & Co. Incorporated (“Morgan Stanley”) in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended (the “Act”). The undersigned is an “affiliate” of the Company as that term is defined in Rule 144(a)(1). Accordingly, the undersigned delivers to you herewith a signed copy of a Notice of Proposed Sale of Securities Pursuant to Rule144 (Form 144) relating to such sale, and confirms to you that the statements made therein are true and complete and represents to and agrees with you that:

1. The undersigned does not know or have any reason to believe that the Company has not complied with the reporting requirements contained in Rule 144(c)(1);

2. With respect to any Shares of the Stock that are restricted securities, as that term is defined in Rule 144(a)(3), a minimum of six months has elapsed since the date of acquisition of the Shares from the Company or an affiliate of the Company, and payment of the full purchase price, by the undersigned;

3. At the time of any sale of the Shares for the account of the undersigned, the number of shares of the Company’s ordinary shares sold by the undersigned or for the undersigned’s account and by or for the account of any person whose sales are required by paragraph (a)(2) and paragraph (e)(3) of Rule 144 to be aggregated with sales by or for the undersigned (other than shares sold pursuant to a registration statement under the Act, an exemption provided by Regulation A under the Act, or an exemption contained in Section 4 of the Act) will not exceed the amounts permitted by Rule 144(e);

MS Form - 1204

1

4. The undersigned confirms that the Company is not, and has not been, a shell issuer as described in Rule 144(i)(1);

5. The undersigned has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy the Shares in anticipation of or in connection with such proposed sale, and such sale shall be made in accordance with Rule 144(f);

6. The undersigned has not made, and will not make, any payment in connection with the offering or sale of the Shares to any person other than Morgan Stanley;

7. No Share is subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance, other than those which may have been entered into between the undersigned and Morgan Stanley.

Sincerely yours,

2

EXHIBIT F — not applicable

SECTION 16 AUTHORIZATION LETTER

In order to comply with the new 2-business-day filing requirement for officers, directors and others subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the issuer identified on the attached information sheet (the “Company”) has requested that I authorize Morgan Stanley to provide certain information to the Company.

I.	Definitions

“Covered Accounts” includes any account carried by Morgan Stanley owned or controlled by any person whose transactions may be attributed to me under Section 16.

“Covered Transactions” includes any transaction involving any equity security of the Company, including purchases, sales, conversions of convertible securities, entry into, exercise, or expiration of derivative securities, and security futures transactions.

“Section 16 Compliance Officer” means the person authorized by the Company to pre-clear my transactions.

II.	Authorization and Representations. By signing the Section 16 Information Sheet, I agree to the following:

I authorize the Company and Morgan Stanley to implement procedures for reporting to the Company all Covered Transactions in all Covered Accounts, and I understand that, as the beneficial owner of the securities, as that term is used in Section 16 of the 1934 Act, I am solely responsible for making timely and complete filings under Section 16.

Upon execution of any Covered Transaction (including transactions pursuant to Rule 10b5-1 plans) and in no event later than the business day immediately following the trade date, I authorize Morgan Stanley to provide the terms of the transaction to the Company’s Section 16 Compliance Officer. I understand that Morgan Stanley shall not be responsible for any rejected or undeliverable emails or faxes sent to the appropriate electronic address or number set forth above.

I represent that the information on the Section 16 Information Sheet is complete and accurate, I agree to update the information as soon as practicable after any change in the information, and I represent that I will not enter into a Covered Transaction at any time when the information is not complete and accurate.

3

III.	Client Information

NAME OF CUSTOMER:

NAME OF COMPANY: Fresh Del Monte Produce Inc.

(complete a separate Information Sheet for each Company)

NAME OF SECTION 16 COMPLIANCE OFFICER:

COVERED ACCOUNTS:

Account Name	Account Number

(Add additional sheets if necessary)

E-MAIL NOTICES:

E-mail notice to the company’s Section 16 Officer shall be given to the following e-mail address:

CUSTOMER SIGNATURE	DATE

4

EXHIBIT G - not applicable

IRREVOCABLE STOCK OPTION CASHLESS EXERCISE FORM

I.	Instructions to Issuer

A.	This constitutes irrevocable notice under the stock option plan of Fresh Del Monte Produce Inc. (the “Issuer”) that I elect to exercise my option to purchase shares of company stock (the “Stock”) at an exercise price of $ per share.

B.	This is a (check one):		☐ qualified stock option
☒ non-qualified stock option

C.	I hereby irrevocably authorize the Issuer to (check one):

	☐	(1) register the certificate(s) representing the Stock in the name of Morgan Stanley & Co. Incorporated (Federal Tax ID #13-2655998); and

	☐	(2) deliver the certificate(s) to Morgan Stanley at One Pierrepont Plaza, 7th Floor, Brooklyn, N.Y. 11201 (Attn: Transfer Department) for deposit into my Plan Account;

Account #:

-OR-

	☒	(3) deliver shares to Morgan Stanley through the Depository Trust Company (DTC).

		Morgan Stanley DTC	#: 050
		Account	#: 04-F6458

D.	I hereby authorize Morgan Stanley to wire a cash amount sufficient to cover the cost of the stock and any taxes due to either the Company or, if applicable, the Company’s outside stock plan administrator.

5

Exhibit 12

Notice of Grant of Stock Options and Option Agreement	Fresh Del Monte Produce Inc. ID: N/A 241 Sevilla Avenue Coral Gables, FL 33134

[Name of the Grantee]	Option Number: Plan: 99SO ID: [ ]

Effective [date], you have been granted a(n) Non-Qualified Stock Option to buy [            ] shares of Fresh Del Monte Produce Inc. (the Company) stock at $[ ] per share.

The total option price of the shares granted is $ [            ].

Shares in each period will become fully vested on the date shown.

Shares	Vest Type	Full Vest	Expiration

By your signature and the Company’s signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company’s Stock Option Plan as amended and the Option Agreement, all of which are attached and made a part of this document.

Fresh Del Monte Produce Inc.	Date

[Name of the Grantee]	Date